

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 25, 2016

Via E-mail
Robert B. McIntosh
Executive Vice President, General Counsel and Secretary
Ingevity Corporation
5255 Virginia Avenue
North Charleston, South Carolina 29406

> **Re:** **Ingevity Corporation**
> **Amended Registration Statement on Form 10-12B**
> **Filed April 25, 2016**
> **File No. 001-37586**

Dear Mr. McIntosh:

We have reviewed the above-captioned filing and have the following comment.

Information Statement filed as Exhibit 99.1

Selected Historical Combined Financial Information of Ingevity, page 48

1. You disclose that pro forma basic and diluted earnings per share are $2.68 and $2.67, respectively. Based on your pro forma financial statements, pro forma basic and diluted earnings per share are $2.12. Please revise your disclosures to be consistent throughout the filing.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

Cc: Gregory Ostling, Esq.
   Matthew Danzig, Esq.
   Chelsea Darnell, Esq.